# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viomi Technology Co., Ltd, CIK 0001742770
CUSIP: 92762J103
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, China (F4), 510220
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001605104

## Reporting persons
- Koh Tuck Lye: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 15,355,371; shared voting power 0; sole dispositive power 15,355,371; shared dispositive power 0; aggregate amount beneficially owned 15,355,371 (15.2% of the class)
  Comment: For rows 5, 7 and 9: Represents 15,355,371 Class A ordinary shares (represented by 5,118,457 ADSs) held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.
- Shunwei Capital Partners II GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,355,371; shared voting power 0; sole dispositive power 15,355,371; shared dispositive power 0; aggregate amount beneficially owned 15,355,371 (15.2% of the class)
  Comment: For rows 5, 7 and 9: Represents 15,355,371 Class A ordinary shares (represented by 5,118,457 ADSs) held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited.
- Shunwei Capital Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,355,371; shared voting power 0; sole dispositive power 15,355,371; shared dispositive power 0; aggregate amount beneficially owned 15,355,371 (15.2% of the class)
  Comment: For rows 5, 7 and 9: Represents 15,355,371 Class A ordinary shares (represented by 5,118,457 ADSs) held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P.
- Shunwei China Internet Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,355,371; shared voting power 0; sole dispositive power 15,355,371; shared dispositive power 0; aggregate amount beneficially owned 15,355,371 (15.2% of the class)
  Comment: For rows 5, 7 and 9: Represents 15,355,371 Class A ordinary shares (represented by 5,118,457 ADSs) held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P.
- Shunwei Talent Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 15,355,371; shared voting power 0; sole dispositive power 15,355,371; shared dispositive power 0; aggregate amount beneficially owned 15,355,371 (15.2% of the class)

## Item 1. Issuer
Name of issuer: Viomi Technology Co., Ltd
Address of issuer's principal executive offices: Wansheng Square, Rm 1302 Tower C Xingang East Road, Haizhu District Guangzhou, Guangdong, F4, 510220

## Item 2. Person Filing
Name of person filing:
(i) Koh Tuck Lye,
(ii) Shunwei Capital Partners II GP Limited,
(iii) Shunwei Capital Partners II GP, L.P.,
(iv) Shunwei China Internet Fund II, L.P., and
(v) Shunwei Talent Limited (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
(i) Koh Tuck Lye
111 Somerset Road, TripleOne Somerset, #07-07 Singapore 238164

(ii) Shunwei Capital Partners II GP Limited
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iii) Shunwei Capital Partners II GP, L.P.
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iv) Shunwei China Internet Fund II, L.P.
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(v) Shunwei Talent Limited
Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands
Citizenship:
(i) Koh Tuck Lye - Singapore
(ii) Shunwei Capital Partners II GP Limited - Cayman Islands
(iii) Shunwei Capital Partners II GP, L.P. - Cayman Islands
(iv) Shunwei China Internet Fund II, L.P. - Cayman Islands
(v) Shunwei Talent Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote:
The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.

As of December 31, 2025, 15,355,371 Class A ordinary shares (represented by 5,118,457 ADSs) were directly held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

The percentage of class of securities beneficially owned by each Reporting Person is based on 101,125,867 Class A ordinary shares of the Issuer as of July 31, 2025, and the percentage of aggregate voting power is based on 101,125,867 Class A ordinary shares and 102,764,548 Class B ordinary shares of the Issuer as of July 31, 2025, as disclosed in the Issuer's annual report for the fiscal year of 2024. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description
A* Joint Filing Agreement by and among the Reporting Persons as Exhibit 99.(A) to the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 1, 2019

* Previously filed

## Signatures
- Koh Tuck Lye: /s/ Koh Tuck Lye, Koh Tuck Lye (02/11/2026)
- Shunwei Capital Partners II GP Limited: /s/ Koh Tuck Lye, Koh Tuck Lye/Director (02/11/2026)
- Shunwei Capital Partners II GP, L.P.: /s/ Koh Tuck Lye, Koh Tuck Lye/Authorized Representative (02/11/2026)
- Shunwei China Internet Fund II, L.P.: /s/ Koh Tuck Lye, Koh Tuck Lye/Authorized Representative (02/11/2026)
- Shunwei Talent Limited: /s/ Koh Tuck Lye, Koh Tuck Lye/Director (02/11/2026)